Exhibit 12.1

SENIOR HOUSING PROPERTIES TRUST

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Six Months Ended June 30,				Year Ended December 31,
	2004		2003		2003		2002		2001		2000		1999
Earnings:
Net income	$27,310		$21,860		$45,874		$50,184		$17,018		$58,437		$14,834
Fixed charges	20,625		17,512		37,899		30,210		7,334		15,366		18,768
Adjusted earnings	$47,935		$39,372		$83,773		$80,394		$24,352		$73,803		$33,602

Fixed charges:
Interest expense	$20,625		$17,512		$37,899		$30,210		$7,334		$15,366		$18,768
Ratio of earnings to fixed charges	2.3	x	2.2	x	2.2	x	2.7	x	3.3	x	4.8	x	1.8	x